SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2.

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Oramed Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, $0.012 par value
 (Title of Class of Securities)

68403P203
(CUSIP Number)

 December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P203	13G	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Zeev Bronfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 475,227 shares
	6	SHARED VOTING POWER 697,185 shares*
	7	SOLE DISPOSITIVE POWER 475,227 shares
	8	SHARED DISPOSITIVE POWER 697,185 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,185 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%**
12	TYPE OF REPORTING PERSON IN

* Includes 199,172 shares of Common Stock and warrants exercisable for 22,787 shares of Common Stock (the "Warrants"), held by D.N.A Biomedical Solutions Ltd. ("DNA"), an Israeli public company. See Item 4 for additional information.
** Based on 7,209,652 shares of Common Stock issued and outstanding (not including the Warrants) as of January 29, 2013, as reported by the Issuer in its Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the "SEC") on February 1, 2013.

Item 1.

(a) Name of Issuer:  Oramed Pharmaceuticals Inc.

(b) Address of Issuer’s principal executive offices: Hi-Tech Park 2/5, Givat-Ram, P.O. Box 39098, Jerusalem 91390, Israel.

Item 2.

(a) Name of person filing: Zeev Bronfeld.

(b) Address of principal business office: 6 Uri St., Tel Aviv, Israel, 64954.

(c) Citizenship:  Israel.

(d) Title of Class of Securities:  Common Stock, par value $0.012 per share.

(e) CUSIP Number - 68403P203.

Item 3.

Not applicable.

Item 4.  Ownership.

The numbers reported as beneficially held by the Reporting Person include 199,172 shares of Common Stock and warrants to purchase 22,787 shares of Common Stock that are held by DNA. The Reporting Person and Mr. Meni Mor are parties to a Voting Agreement (the "Voting Agreement"), relating to their joint holdings in DNA, which, as of December 31, 2012, represented approximately 39.57% of DNA's outstanding share capital on an actual basis, as reported by DNA to the Israel Securities Authority.  In light of the Voting Agreement, the Reporting Person may be deemed a beneficial owner of, and to share the power to vote and dispose of, the Issuer's securities held by DNA. The Reporting Person disclaims beneficial ownership of any of the Issuer securities held by DNA.

See items 5-11 of the cover page hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

Based on the Issuer's Registration Statement on Form S-1, filed with the SEC on February 1, 2013, on January 22, 2013, the Issuer effected a one-for-twelve reverse split of its shares of Common Stock, and accordingly the par value of its common stock was changed from $.001 to $.012 per share. All common stock and warrant amounts in this Schedule 13G/A have been adjusted to give retroactive effect to the reverse stock split.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 4, 2013
Zeev Bronfeld

By:	/s/ Zeev Bronfeld
Zeev Bronfeld